                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM U-13-60/A

                               AMENDMENT NO. 1 TO

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                     CENTERPOINT ENERGY SERVICE COMPANY, LLC
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")

                      Date of Incorporation January 1, 2004

      State or Sovereign Power under which Incorporated or Organized: Texas

    Location of Principal Executive Offices of Reporting Company: Houston, TX

   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                       Vice President and
Walter L. Fitzgerald       Controller       1111 Louisiana, Houston, Texas 77002
       (Name)                (Title)                      (Address)

            Name of Principal Holding Company Whose Subsidiaries are
                          served by Reporting Company:

                             CENTERPOINT ENERGY INC.

CenterPoint Energy Service Company, LLC's Form U-13-60 for the period beginning January 1, 2004 and ending December 31, 2004, filed on May 2, 2005 with the Securities and Exchange Commission is hereby amended and restated to read as follows:

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. PERIOD COVERED BY REPORT. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. MONEY AMOUNTS DISPLAYED. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. DEFICITS DISPLAYED. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. MAJOR AMENDMENTS OR CORRECTIONS. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. --The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                           SCHEDULE OR     PAGE
         DESCRIPTION OF SCHEDULES AND ACCOUNTS           ACCOUNT NUMBER   NUMBER
         -------------------------------------           --------------   ------
Comparative Balance Sheets                               Schedule I          4-5
Service Company Property                                 Schedule II           6
Accumulated Provision for Depreciation and
   Amortization of Service Company Property              Schedule III          7
Investments                                              Schedule IV           8
Accounts Receivable from Associate Companies             Schedule V         9-10
Fuel Stock Expenses Undistributed                        Schedule VI          11
Stores Expense Undistributed                             Schedule VII         11
Miscellaneous Current and Accrued Assets                 Schedule VIII        12
Miscellaneous Deferred Debits                            Schedule IX          12
Research, Development, or Demonstration Expenditures     Schedule X           13
Proprietary Capital                                      Schedule XI          14
Long-Term Debt                                           Schedule XII         15
Current and Accrued Liabilities                          Schedule XIII        16
Notes to Financial Statements                            Schedule XIV      17-22
Comparative Statement of Income                          Schedule XV          23
Analysis of Billing - Associate Companies                Account 457          24
Analysis of Billing - Nonassociate Companies             Account 458          25
Analysis of Charges for Service - Associate and
   Nonassociate Companies                                Schedule XVI         26
Schedule of Expense by Department or Service Function    Schedule XVII     27-34
Departmental Analysis of Salaries                        Account 920       35-36
Outside Services Employed                                Account 923       37-41
Employee Pensions and Benefits                           Account 926          42
General Advertising Expenses                             Account 930.1        43
Miscellaneous General Expenses                           Account 930.2        44
Rents                                                    Account 931          44
Taxes Other Than Income Taxes                            Account 408          45
Donations                                                Account 426.1        46
Other Deductions                                         Account 426.5        47
Notes to Statements of Income                            Schedule XVIII       48

     LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Organization Chart
Methods of Allocation                                                         49
Annual Statement of Compensation for Use of Capital
   Billed                                                                  50-51
Signature Clause                                                              52

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      SCHEDULE I-COMPARATIVE BALANCE SHEET
                             (thousands of dollars)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                   AS OF DECEMBER 31,
                                                                                   ------------------
ACCOUNT   ASSETS AND OTHER DEBITS                                                      2004     2003
-------   -----------------------                                                    --------   ----
          SERVICE COMPANY PROPERTY
101       Service company property                               (Schedule II)       $160,653    $--
107       Construction work in progress                          (Schedule II)          3,857     --
                                                                                     --------    ---
          Total Property                                                              164,510     --

108       Less accumulated provision for depreciation and
             amortization of service company property            (Schedule III)       (56,268)    --
                                                                                     --------    ---
          Net Service Company Property                                                108,242     --

          INVESTMENTS
123       Investments in associate companies                     (Schedule IV)             --     --
124       Other Investments                                      (Schedule IV)             --     --
                                                                                     --------    ---
          Total Investments                                                                --     --

          CURRENT AND ACCRUED ASSETS
131       Cash                                                                          1,117     --
134       Special deposits                                                                 --     --
135       Working funds                                                                    --     --
136       Temporary cash investments                             (Schedule IV)             --     --
141       Notes receivable                                                                 95     --
143       Accounts receivable                                                           4,714     --
144       Accumulated provision for uncollectible accounts                                 --     --
146       Accounts receivable from associate companies           (Schedule V)          57,847     --
152       Fuel stock expenses undistributed                      (Schedule VI)             --     --
154       Materials and supplies                                                           --     --
163       Stores expense undistributed                           (Schedule VII)            --     --
165       Prepayments                                                                   4,215     --
174       Miscellaneous current and accrued assets               (Schedule VIII)           --     --
                                                                                     --------    ---
          Total Current and Accrued Assets                                             67,988     --

          DEFERRED DEBITS
181       Unamortized debt expense                                                         --     --
184       Clearing accounts                                                            (3,282)    --
186       Miscellaneous deferred debits                          (Schedule IX)         17,263     --
188       Research, development, or demonstration expenditures   (Schedule X)              --     --
190       Accumulated deferred income taxes                                            26,687     --
                                                                                     --------    ---
          Total Deferred Debits                                                        40,668     --
                                                                                     --------    ---
          TOTAL ASSETS AND OTHER DEBITS                                              $216,898    $--
                                                                                     ========    ===

                                                                                   AS OF DECEMBER 31,
                                                                                   -----------------
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL                                         2004     2003
-------   -----------------------------------                                       --------   ----
          PROPRIETARY CAPITAL
201       Common stock issued                                    (Schedule XI)      $      1    $--
211       Miscellaneous paid-in-capital                          (Schedule XI)        34,091     --
215       Appropriated retained earnings                         (Schedule XI)            --     --
216       Unappropriated retained earnings                       (Schedule XI)         5,493     --
                                                                                    --------    ---
          Total Proprietary Capital                                                   39,585     --

          LONG-TERM DEBT
223       Advances from associate companies                      (Schedule XII)           --     --
224       Other long-term debt                                   (Schedule XII)        2,613     --
225       Unamortized premium on long-term debt                                           --     --
226       Unamortized discount on long-term debt-debit                                    --     --
                                                                                    --------    ---
          Total Long-Term Debt                                                         2,613     --

          CURRENT AND ACCRUED LIABILITIES
231       Notes Payable                                                                   --     --
232       Accounts Payable                                                            14,590     --
233       Notes payable to associate companies                   (Schedule XIII)      29,102     --
234       Accounts payable to associate companies                (Schedule XIII)      10,145     --
236       Taxes accrued                                                              (31,259)    --
237       Interest accrued                                                                67     --
238       Dividends declared                                                              --     --
241       Tax collections payable                                                        731     --
242       Miscellaneous current and accrued liabilities          (Schedule XIII)      19,982     --
                                                                                    --------    ---
          Total Current and Accrued Liabilities                                       43,358     --

          DEFERRED CREDITS
253       Other deferred credits                                                     131,342     --
255       Accumulated deferred investment tax credits                                     --     --
                                                                                    --------    ---
          Total Deferred Credits                                                     131,342     --

282       ACCUMULATED DEFERRED INCOME TAXES                                               --     --
                                                                                    --------    ---
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                 $216,898    $--
                                                                                    ========    ===

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      SCHEDULE II-SERVICE COMPANY PROPERTY
                             (thousands of dollars)

                                        Balance at               Retirements             Balance at
                                         Beginning                    or        Other     Close of
Description                               of Year    Additions      Sales      Changes      Year
-----------                             ----------   ---------   -----------   -------   ----------
Service Company Property

ACCOUNT
   301 Organization                      $     --     $    --     $     --      $  --     $     --
   303 Miscellaneous Intangible Plant      42,476       8,398           --         --       50,874
   304 Land and Land Rights                    46          --           --         --           46
   305 Structures and Improvements             --          10           --         --           10
   306 Leasehold Improvements                 197          --           --         --          197
   307 Equipment (2)                       81,503       5,594         (344)       219       86,972
   308 Office Furniture and Equipment      23,021          83         (442)      (219)      22,443
   309 Automobiles, Other Vehicles
       and Related Garage Equipment           111          --           --         --          111
   310 Aircraft and Airport Equipment          --          --           --         --           --
   311 Other Service Company Property          --          --           --         --           --
                                         --------     -------     --------      -----     --------
       Subtotal Plant In Service          147,354      14,085         (786)        --      160,653
                                         --------     -------     --------      -----     --------

   107 Construction Work In Progress        8,260       9,681      (14,084)        --        3,857

                                         --------     -------     --------      -----     --------
      TOTAL                              $155,614     $23,766     $(14,870)     $  --     $164,510
                                         ========     =======     ========      =====     ========

(1)  Provide an explanation of those changes considered material: N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                                     Balance at
                                                       Additions   Close of Year
                                                       ---------   -------------
Communication Equipment ............................     $    8       $ 7,405
Computer Equipment .................................      5,497        78,348
Miscellaneous Equipment ............................         89         1,219
                                                         ------       -------
                                                         $5,594       $86,972
                                                         ======       =======

(3)  Describe other service company property: None

(4) Describe construction work in progress: Computer software and hardware and office equipment and furniture.

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

               SCHEDULE III-ACCUMULATED PROVISION FOR DEPRECIATION
                  AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                             (thousands of dollars)


                                         Balance at     Additions
                                        Beginning of    Charged to                 Other Changes   Balance at Close
Description                                Year        Account 403   Retirements   Add (Deduct)         of Year
-----------                             ------------   -----------   -----------   -------------   ----------------
Account
   301 Organization                       $     --      $     --         $ --          $  --           $     --
   303 Miscellaneous Intangible Plant      (12,997)       (4,818)          --            144            (17,671)
   304 Land and Land Rights                     --            --           --             --                 --
   305 Structures and Improvements              --            --           --             --                 --
   306 Leasehold Improvements                 (162)          (28)          --             --               (190)
   307 Equipment                           (31,750)       (7,101)         344             --            (38,507)
   308 Office Furniture and Equipment          930          (753)         187           (175)               189
   309 Automobiles, Other Vehicles
       and Related Garage Equipment            (86)           (3)          --             --                (89)
   310 Aircraft and Airport Equipment           --            --           --             --                 --
   311 Other Service Company Property           --            --           --             --                 --
                                          --------      --------         ----          -----           --------
      TOTAL                               $(44,065)     $(12,703)        $531          $ (31)          $(56,268)
                                          ========      ========         ====          =====           ========


(1)  Provide an explanation of those changes considered material: None

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                            SCHEDULE IV--INVESTMENTS
                             (thousands of dollars)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                    Balance at        Balance at
                                                Beginning of Year   Close of Year
                                                -----------------   -------------
Description
Acct 123 - Investment in Associated Companies          $--               $--
Acct 124 - Other Investments                            --                --
Acct 136 - Temporary Cash Investments                   --                --
                                                       ---               ---
   TOTAL                                               $--               $--
                                                       ===               ===

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

             SCHEDULE V-ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                 Balance at        Balance at
                        Description                          Beginning of Year   Close of Year
                        -----------                          -----------------   -------------
Account 146 - Accounts Receivable from Associate Companies
CenterPoint Energy Houston Electric, LLC                            $--             $14,675
CenterPoint Energy Resources Corp                                    --                   3
CenterPoint Energy Mississippi River Transmission                    --                 234
CenterPoint Energy Gas Transmission Co.                              --               2,187
CenterPoint Energy Pipeline Services Inc.                            --                 172
CenterPoint Energy Field Services, Inc.                              --                 370
CenterPoint Energy Funding Company                                   --                  39
CenterPoint Energy Properties, Inc.                                  --               1,789
CenterPoint Energy Arkla                                             --               3,140
CenterPoint Energy Minnegasco                                        --               2,994
CenterPoint Energy Marketing, Inc.                                   --                 737
CenterPoint Energy Entex                                             --               7,222
CenterPoint Energy Alternative Fuels Inc.                            --                   3
CenterPoint Energy, Inc.                                             --              17,096
Texas Genco Holdings, Inc.                                           --                 625
CNP Avco Holdings, Inc.                                              --               5,877
Texas Genco, LP                                                      --                 684
                                                                    ---             -------
   TOTAL                                                            $--             $57,847
                                                                    ===             =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

             SCHEDULE V-ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Analysis of Convenience or Accommodation Payments:   Total Payments
--------------------------------------------------   --------------
CenterPoint Energy Houston Electric, LLC                 $16,701
CenterPoint Energy Resources Corp.                         1,284
CenterPoint Energy Mississippi River Transmission            704
CenterPoint Energy MRT Services                                1
CenterPoint Energy Gas Transmission Co.                    3,245
CenterPoint Energy Pipeline Services Inc.                    516
CenterPoint Energy Field Services, Inc.                      474
CenterPoint Energy Transition Bond Co., LLC                   15
Arkla Industries                                               1
CenterPoint Energy Intrastate Pipeline                       153
CenterPoint Energy Properties, Inc.                        3,509
CenterPoint Energy Products, Inc.                             12
CenterPoint Energy Arkla                                   2,560
CenterPoint Energy Minnegasco                              1,753
CenterPoint Energy Gas Services, Inc.                      2,790
CenterPoint Energy Entex                                   5,774
CenterPoint Energy Alternative Fuels Inc.                     17
CenterPoint Energy Power Systems, Inc.                         5
CenterPoint Energy, Inc                                    1,365
Texas Genco II, LP                                         7,786
Texas Genco GP, LLC                                          135
Texas Genco Holdings, Inc.                                   122
                                                         -------
   Total Payments                                        $48,922
                                                         =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                 SCHEDULE VI--FUEL STOCK EXPENSES UNDISTRIBUTED
                             (thousands of dollars)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" list below give an overall report of the fuel functions performed by the service company.

                 Description                    Labor   Expense   Total
                 -----------                    -----   -------   -----
Account 152-Fuel Stock Expenses Undistributed    $--      $--      $--
                                                 ---      ---      ---
TOTAL                                            $--      $--      $--
                                                 ===      ===      ===

Summary: None

                   SCHEDULE VII--STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expenses during the year and indicate amount attributable to each associate company.

               Description                  Labor   Expense   Total
               -----------                  -----   -------   -----
Account 163-Stores Expenses Undistributed    $--      $--      $--
                                             ---      ---      ---
TOTAL                                        $--      $--      $--
                                             ===      ===      ===

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

             SCHEDULE VIII--MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                             (thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       Balance at   Balance at
                                                        Beginning      Close
                     Description                         Of Year      Of Year
                     -----------                       ----------   ----------
Account 174-Miscellaneous Current and Accrued Assets       $--          $--
                                                           ---          ---
TOTAL                                                      $--          $--
                                                           ===          ===

                   SCHEDULE IX--MISCELLANEOUS DEFERRED DEBITS
                             (thousands of dollars)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                              Balance at        Balance at
                              Description                                 Beginning of Year   Close of Year
                              -----------                                 -----------------   -------------
Account 186 - Miscellaneous Deferred Debits
   Cash surrender value associated with Corp Life Insurance Policy             $ 8,064           $ 8,775
   Cash collateral for performance bonds                                         3,200             3,200
   Workers compensation loss deposit fund                                          133               133
   Working capital fund - Relocation Services                                      150               150

   Long-term receivable from associated companies
      CenterPoint Energy Mississippi River Transmission Service Company             --                 1
      CenterPoint Energy Arkla Industries Inc.                                      --                 1
      CenterPoint Energy Marketing, Inc.                                           203                 7
      CenterPoint Energy Intrastate Pipeline                                        55             1,376
      CenterPoint Energy Louisiana Transmission Division of Entex                   44               264
      CenterPoint Energy Resources Corp.                                            --                64
      CenterPoint Energy Utility Holding, LLC                                    1,463             2,725
   Other                                                                           567               567
                                                                               -------           -------
   Total                                                                       $13,879           $17,263
                                                                               =======           =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

         SCHEDULE X--RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                             (thousands of dollars)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                       Balance at        Balance at
                           Description                             Beginning of Year   Close of Year
                           -----------                             -----------------   -------------
Account 188-Research, Development, or Demonstration Expenditures          $--               $--
                                                                          ---               ---
TOTAL                                                                     $--               $--
                                                                          ===               ===

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XI--PROPRIETARY CAPITAL
                  (thousands of dollars, except per share data)

Account                         Number of Shares    Par or Stated    Outstanding No.   Close of Period
 Number   Class of Stock           Authorized      Value Per Share      of Shares        Total Amount
-------   -------------------   ----------------   ---------------   ---------------   ---------------
201       Common Stock Issued         1,000             $1.00             1,000               $1

INSTRUCTIONS: Classify amounts in each account with a brief explanation, disclosing the general nature of transactions which give rise to the amounts.

      Description                                    Amount
      -----------                                   -------
211   Miscellaneous paid-in-capital Contributions
      from CenterPoint Energy, Inc.                 $34,091
215   Appropriated retained earnings                -------
                                                    $34,091
                                                    =======

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                         Balance at Beginning   Net Income or   Dividends     Balance at
      Description                               of Year             (Loss)         Paid     Close of Year
      -----------                        --------------------   -------------   ---------   -------------
216   Unappropriated Retained Earnings            $--              $5,493          $--          $5,493

Note: Net income is due to the following:

Compensation for the use of capital to associate companies      $ 9,015
Compensation for the use of capital to nonassociate companies       418
Interest on debt to associate companies                          (1,719)
Miscellaneous income                                                633
Income taxes                                                      4,284
Provision for deferred income taxes                              (7,138)
                                                                -------
Net Income                                                      $ 5,493
                                                                =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                          SCHEDULE XII--LONG-TERM DEBT
                             (thousands of dollars)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                   Term of Obligation                      Beginning   Balance At                         Balance At
                       Name of      Class & Series     Date of   Interest    Amount    Beginning              Deductions    Close
                       Creditor      of Obligation     Maturity    Rate    Authorized   of Year   Additions      (1)       of Year
                      -----------  ------------------  --------  --------  ----------  ---------  ----------  ----------  ----------
Account 223-Advances
   from Associate
   Companies                                                                  $    --      $   --      $  --      $   --      $   --

Account 224-Other     IBM Credit
   Long-Term Debt      Corporation  3yr Capital Lease   Feb 2006    4.14%     $ 7,326      $4,644      $  --      $2,770      $1,874
                      IBM Credit
                       Corporation  3yr Capital Lease   Apr 2006    7.52%       3,673       2,736         --       1,997         739
                      IBM Credit
                       Corporation  3yr Capital Lease   May 2005    5.89%       3,097         370         --         370          --
                                                                              -------    --------      -----      ------      ------
                         TOTAL                                                $14,096      $7,750      $  --      $5,137      $2,613
                                                                              =======    ========      =====      ======      ======

(1)  Give an explanation of deductions: Scheduled payments on capital leases

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                 SCHEDULE XIII--CURRENT AND ACCRUED LIABILITIES
                             (thousands of dollars)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                   Balance at
                                                                  Beginning of   Balance at Close
                                                                      Year            of Year
                                                                  ------------   ----------------
Account 233   Notes Payable to Associate Companies
              CenterPoint Energy, Inc.                               $   --           $29,102
                                                                     ------           -------
                 TOTAL                                               $   --           $29,102
                                                                     ======           =======
Account 234   Accounts Payables to Associate Companies
              CenterPoint Energy Houston Electric, LLC               $   --           $   520
              CenterPoint Energy Resources Corp.                         --               131
              CenterPoint Energy Mississippi River Transmission          --                25
              CenterPoint Energy Gas Transmission Co.                    --                65
              CenterPoint Energy Pipeline Services Inc.                  --               177
              CenterPoint Energy Field Services, Inc.                    --                 7
              CenterPoint Energy Funding Company                         --                27
              CenterPoint Energy Properties, Inc.                        --             2,010
              CenterPoint Energy Arkla                                   --                63
              CenterPoint Energy Minnegasco                              --               106
              CenterPoint Energy Marketing, Inc.                         --                29
              CenterPoint Energy Entex                                   --               162
              CenterPoint Energy, Inc.                                   --             6,000
              Texas Genco Holdings, Inc.                                 --               817
              Texas Genco, LP                                            --                 6
                                                                     ------           -------
                 TOTAL                                               $   --           $10,145
                                                                     ======           =======
Account 242   Miscellaneous Current and Accrued Liabilities
              Accrued Audit fees                                     $   --           $ 1,307
              Accrued Salaries / Payroll                                 --             1,011
              Accrued Employee Benefits                                  --               723
              Accrued Annual Incentive Compensation                      --            10,875
              Capital Lease Obligations-Current                          --             5,138
              Other                                                      --               928
                                                                     ------           -------
                 TOTAL                                               $   --           $19,982
                                                                     ======           =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                  SCHEDULE XIV -- NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) BACKGROUND AND BASIS OF PRESENTATION

     (a) BACKGROUND

     CenterPoint Energy Service Company, LLC (CESC or the Company) is an indirect wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy). CESC was formed on January 1, 2004 and certain assets were transferred to CESC from the parent company upon formation of CESC. CESC is the service company for CenterPoint Energy and its subsidiaries. CESC provides administrative and service functions involving system-wide coordination, strategy and compliance functions to CenterPoint Energy and its subsidiaries, at cost, pursuant to service agreements approved by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (PUHCA), as amended.

     As of December 31, 2004, the majority of CESC's services are provided primarily to two indirect wholly owned subsidiaries of CenterPoint Energy:

     - CenterPoint Energy Houston Electric, LLC (CenterPoint Houston), which engages in the electric transmission and distribution business in a 5,000-square mile area of the Texas Gulf Coast that includes Houston; and

     - CenterPoint Energy Resources Corp. (CERC Corp., and, together with its subsidiaries, CERC), which owns gas distribution systems. The operations of its local distribution companies are conducted through three unincorporated divisions: Houston Gas, Minnesota Gas and Southern Gas Operations. Through wholly owned subsidiaries, CERC owns two interstate natural gas pipelines and gas gathering systems, provides various ancillary services, and offers variable and fixed price physical natural gas supplies to commercial and industrial customers and natural gas distributors.

     In July 2004, CenterPoint Energy announced its agreement to sell its majority owned subsidiary, Texas Genco Holdings, Inc. (Texas Genco), to Texas Genco LLC (formerly known as GC Power Acquisition LLC), an entity owned in equal parts by affiliates of The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group. On December 15, 2004, Texas Genco completed the sale of its fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC for $2.813 billion in cash. Following the sale, Texas Genco distributed $2.231 billion in cash to CenterPoint Energy. Texas Genco's principal remaining asset is its ownership interest in a nuclear generating facility. The final step of the transaction, the merger of Texas Genco with a subsidiary of Texas Genco LLC in exchange for an additional cash payment to the Company of $700 million was completed on April 13, 2005, following the receipt of approval by the Nuclear Regulatory Commission.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) USE OF ESTIMATES.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (B) LONG-LIVED ASSETS

     The Company records property, plant and equipment at historical cost. The Company expenses repair and maintenance costs as incurred.

     The Company periodically evaluates long-lived assets, including property, plant and equipment and specifically identifiable intangibles when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets.

     (C) DEPRECIATION AND AMORTIZATION EXPENSE

     Depreciation is computed using the straight-line method based on economic lives. Depreciation expense for 2004 was $12.7 million.

     (D) INCOME TAXES

     The Company is included in the consolidated income tax returns of CenterPoint Energy. The Company calculates its income tax provision on a separate return basis under a tax sharing agreement with CenterPoint Energy. Pursuant to the tax sharing agreement with CenterPoint Energy, in 2004 the Company received an allocation of CenterPoint Energy's tax benefits totaling $3.8 million. The Company uses the liability method of accounting for deferred income taxes and measures deferred income taxes for all significant income tax temporary differences. Current federal and certain state income taxes are payable to or receivable from CenterPoint Energy. For additional information regarding income taxes, see Note 5.

     (E) STOCK -BASED COMPENSATION

     The Company uses the intrinsic method of accounting for its stock-based compensation. Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)) using the modified prospective transition method. Under this method, the Company records compensation expense at fair value for all awards it grants after the date it adopts the standard. In addition, the Company is required to record compensation expense at fair value (as previous awards continue to vest) for the unvested portion of previously granted stock option awards that were outstanding as of the date of adoption. Pre-adoption awards of time-based restricted stock and performance-based restricted stock will continue to be expensed using the guidance contained in Accounting Principles Board Opinion No. 25. The adoption of SFAS 123(R) did not have a material impact on the Company's results of operations, financial condition or cash flows.

(3) EQUITY

     At December 31, 2004, CESC has 1,000 authorized shares of capital stock at a par value of $1.00 per share. As of December 31, 2004, all shares of common stock were issued and held by CenterPoint Energy.

(4) RELATED PARTY TRANSACTIONS

     From time to time, the Company has receivables from, or payables to, CenterPoint Energy or its subsidiaries.

                                                                   DECEMBER 31,
                                                                       2004
                                                                  --------------
                                                                  (IN THOUSANDS)
Accounts receivable from affiliates............................      $ 57,847
Accounts payable to affiliates.................................       (10,145)
                                                                     --------
Accounts receivable/(payable)-- affiliated companies, net......      $ 47,702
                                                                     ========
Short-term notes payable-- affiliated companies................      $(29,102)
                                                                     ========
Long-term accounts receivable-- affiliated companies ..........      $  3,577
                                                                     ========
Long-term accounts payable-- affiliated companies .............      $   (441)
                                                                     ========
Long-term notes receivable-- affiliated companies .............      $    861
                                                                     ========

     For the years ended December 31, 2004, the Company had net interest income (expense) related to affiliate borrowings of $(1) million.

     The 1935 Act generally prohibits borrowings by CenterPoint Energy from its subsidiaries, including the Company, either through the money pool or otherwise.

     The company provides corporate services to CenterPoint Energy and its subsidiaries. The costs of services have been charged directly to CenterPoint Energy and its subsidiaries using methods that management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment and proportionate corporate formulas based on assets, operating expenses and employees. These charges are not necessarily indicative of what would have been incurred had CenterPoint Energy and its subsidiaries not been an affiliates. Amounts charged to CenterPoint Energy and its subsidiaries for these services were $244 million in 2004.

(5) INCOME TAXES

     The Company's current and deferred components of income tax expense are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                                   2004
                                                         -----------------------
                                                              (IN THOUSANDS)
Current
   Federal............................................           $(4,284)
                                                                 -------
      Total current...................................            (4,284)
                                                                 -------
Deferred
   Federal............................................             7,138
                                                                 -------
      Total deferred..................................             7,138
                                                                 -------
Income tax expense....................................           $ 2,854
                                                                 =======

     A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                                   2004
                                                         -----------------------
                                                              (IN THOUSANDS)
Income from continuing operations before
   income taxes.......................................           $8,347
   Federal statutory rate.............................               35%
                                                                 ------
Income tax expense at statutory rate..................            2,921
Increase (decrease) in tax resulting from:
   Other, net.........................................              (67)
                                                                 ------
Income tax expense....................................           $2,854
                                                                 ======
Effective Rate........................................             34.2%

     Following are the Company's tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases:

                                                         YEAR ENDED DECEMBER 31,
                                                                   2004
                                                         -----------------------
                                                              (IN THOUSANDS)
Deferred tax assets:
   Non-current:
      Employee benefits...............................          $ 50,520
      Other...........................................             3,591
                                                                --------
         Total deferred tax assets....................            54,111
                                                                --------
Deferred tax liabilities:
   Non-current:
      Depreciation....................................           (27,424)
                                                                --------
         Total deferred tax liabilities...............           (27,424)
                                                                --------
         Accumulated deferred income taxes, net.......          $ 26,687
                                                                ========

The Company is included in the consolidated income tax returns of CenterPoint Energy.

(6) EMPLOYEE BENEFIT PLANS

(A) INCENTIVE COMPENSATION PLANS

     The Company participates in CenterPoint Energy's long-term incentive plans (LICPs) that provide for the issuance of stock-based incentives, including performance shares, performance-based units, restricted shares and stock options to director's, officers and key employees.

     Performance-based shares, performance-based units and restricted shares are granted to employees without cost to the participants. The performance shares and units vest within three years after the grant date based upon the performance of the Company over a three-year cycle. The restricted shares vest at various times ranging from one-year to at the end of a three-year period. Upon vesting, the shares are issued to the plan participants.

     The Company recorded compensation expense of $5 million related to long-term incentive compensation plans. Included in "Other

Deferred Credits" in the accompanying Balance Sheet at December 31, 2004 was $9 million relating to incentive compensation plans.

(B) PENSION PLANS

     Substantially all of the Company's employees participate in CenterPoint Energy's qualified non-contributory pension plan. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula.

     CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to the Company based on covered employees. This calculation is intended to allocate pension costs in the same manner as a separate employer plan. Assets of the plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries. The Company recognized pension expense of $11 million for 2004.

     In addition to the plan, the Company participates in CenterPoint Energy's non-qualified benefit restoration plan, which allows participants to retain the benefits to which they would have been entitled under the non-contributory pension plan except for federally mandated limits on these benefits or on the level of compensation on which these benefits may be calculated. The expense associated with the non-qualified pension plan was $5 million in 2004.

(C) SAVINGS PLAN

     The Company participates in CenterPoint Energy's qualified savings plan, which includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and an Employee Stock Ownership Plan (ESOP) under Section 4975(e)(7) of the Code. Under the plan, participating employees may contribute a portion of their compensation, on a pre-tax or after-tax basis, generally up to a maximum of 16% of compensation. CenterPoint Energy matches 75% of the first 6% of each employee's compensation contributed. CenterPoint Energy may contribute an additional discretionary match of up to 50% of the first 6% of each employee's compensation contributed. These matching contributions are fully vested at all times. CenterPoint Energy allocates to the Company the savings plan benefit expense related to the Company's employees.

     Savings plan benefit expense was $5 million for 2004.

     In addition to the plan, the Company participates in CenterPoint Energy's non-qualified savings restoration plan, which allows participants to retain the benefits to which they would have been entitled under the qualified savings plan except for federally mandated limits on these benefits. The expense associated with the non-qualified savings restoration plan was less than $1 million in 2004.

(D) POSTRETIREMENT BENEFITS

     The Company's employees participate in CenterPoint Energy's plans which provide certain health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plans. Under plan amendments effective in early 1999, health care benefits for future retirees were changed to limit employer contributions for medical coverage. Such benefit costs are accrued over the active service period of employees.

     Net postretirement benefit cost includes the following components:

                                                         YEAR ENDED DECEMBER 31,
                                                                   2004
                                                         -----------------------
                                                              (IN THOUSANDS)
Service cost--benefits earned during the period.......            $  465
Interest cost on projected benefit obligation.........             2,091
Expected return on plan assets........................                --
Net amortization......................................             1,424
                                                                  ------
Net postretirement benefit cost.......................            $3,980
                                                                  ======

     The Company used the following assumptions to determine net postretirement benefit costs:

                                                         YEAR ENDED DECEMBER 31,
                                                                   2004
                                                         -----------------------
                                                              (IN THOUSANDS)
Discount rate.........................................            6.25%

     Following are reconciliations of the Company's beginning and ending balances of its postretirement benefit plans benefit obligation, plan assets and funded status for 2004.

                                                         YEAR ENDED DECEMBER 31,
                                                                   2004
                                                         -----------------------
                                                              (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Accumulated benefit obligation, beginning of year.....          $ 32,234
Service cost..........................................               465
Interest cost.........................................             2,091
Benefits paid.........................................            (2,126)
Participant contributions.............................               582
Plan amendment........................................               215
Actuarial loss........................................            11,325
                                                                 -------
Accumulated benefit obligation, end of year...........          $ 44,786
                                                                 =======
CHANGE IN PLAN ASSETS
Plan assets, beginning of year........................          $     --
Benefits paid.........................................            (2,126)
Participant contributions.............................               582
Employer contributions................................             1,544
                                                                 -------
Plan assets, end of year..............................          $     --
                                                                 =======
RECONCILIATION OF FUNDED STATUS
Funded status.........................................          $(44,786)
Unrecognized transition obligation....................             8,841
Unrecognized prior service cost.......................             4,048
Unrecognized actuarial loss...........................            10,485
                                                                 -------
Net amount recognized.................................          $(21,412)
                                                                 =======
AMOUNTS RECOGNIZED IN BALANCE SHEETS
Benefit obligations...................................          $(21,412)
                                                                 -------
Net amount recognized at end of year..................          $(21,412)
                                                                 =======
ACTUARIAL ASSUMPTIONS
Discount rate.........................................              5.75%
Healthcare cost trend rate assumed for the
   next year..........................................              9.75%
Rate to which the cost trend rate is assumed to
   decline (ultimate trend rate)......................               5.5%
Year that the rate reaches the ultimate trend rate....              2011
Measurement date used to determine plan
   obligations and assets.............................      December 31, 2004

     Assumed health care cost trend rates have a significant effect on the reported amounts for the Company's postretirement benefit plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

                                                                1%         1%
                                                             INCREASE   DECREASE
                                                             --------   --------
                                                                (IN THOUSANDS)
Effect on total of service and interest cost..............     $ 30       $ 26
Effect on the postretirement benefit obligation...........      730        618

     The Company expects to contribute $2 million to its postretirement benefit plan in 2005. The following benefit payments are expected to be paid by the postretirement benefit plan:

                                                         POSTRETIREMENT BENEFITS
                                                         -----------------------
                                                              (IN THOUSANDS)
2005..................................................           $1,544
2006..................................................            1,621
2007..................................................            1,702
2008..................................................            1,787
2009..................................................            1,876
2010-2014.............................................            9,849

(E) POSTEMPLOYMENT BENEFITS

     The Company participates in CenterPoint Energy's plan which provides postemployment benefits for former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement (primarily health care and life insurance benefits for participants in the long-term disability plan). Postemployment benefits costs were less than $1 million in 2004. Included in "Other Deferred Credits" in the accompanying Consolidated Balance Sheets at December 31, 2004 was $2 million relating to postemployment benefits.

(F) OTHER NON-QUALIFIED PLANS

     The Company participates in CenterPoint Energy's deferred compensation plans that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon termination, retirement or death. Benefit payments are made from the general assets of the Company. During 2004, the Company recorded benefit expense relating to these programs of $7 million each year. Included in "Other Deferred Credits" in the accompanying Consolidated Balance Sheets at December 31, 2004 was $73 million relating to deferred compensation plans.

(F) OTHER EMPLOYEE MATTERS

     As of December 31, 2004, the Company had 934 full-time employees. Of these employees, none are covered by collective bargaining agreements.

8) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of financial instruments are estimated to be approximately equivalent to carrying amounts.

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                  SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
                             (thousands of dollars)

                                                          CURRENT   PRIOR
ACCOUNT   DESCRIPTION                                      YEAR      YEAR
-------   -----------                                    --------   -----
          INCOME
457       Services rendered to associate companies       $290,900    $--
458       Services rendered to nonassociate companies       5,589     --
421       Miscellaneous income and loss                       863     --
                                                         --------    ---
          Total Income                                    297,352     --

          EXPENSES
920       Salaries and wages                               90,207     --
921       Office supplies and expenses                     21,715     --
922       Administrative expenses transferred - credit     (2,483)    --
923       Outside services employed                        80,002     --
924       Property insurance                                   29     --
925       Injuries and damages                              7,894     --
926       Employee pensions and benefits                   44,141     --
928       Regulatory commission expenses                       --     --
930.1     General advertising expenses                      2,482     --
930.2     Miscellaneous general expenses                    4,584     --
931       Rents                                            15,894     --
932       Maintenance of structures and equipment              35     --
935       Maintenance of general plant                         --     --
403       Depreciation and amortization expense            12,703     --
408       Taxes other than income taxes                     7,899     --
409       Income taxes                                     (4,284)    --
410       Provision for deferred income taxes               7,138     --
411       Provision for deferred income taxes - credit         --     --
411.5     Investment tax credit                                --     --
426.1     Donations                                         1,056     --
426.5     Other deductions                                    469     --
427       Interest on long-term debt                          659     --
430       Interest on debt to associate companies           1,719     --
431       Other interest expense                               --     --
                                                         --------    ---
          Total Expenses                                  291,859     --
                                                         --------    ---
          NET INCOME                                     $  5,493    $--
                                                         ========    ===

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES--ACCOUNT 457
                             (thousands of dollars)

                                                    DIRECT    INDIRECT   COMPENSATION     TOTAL
                                                     COSTS      COSTS     FOR USE OF     AMOUNT
NAME OF ASSOCIATE COMPANY                           CHARGED    CHARGED      CAPITAL      BILLED
-------------------------                          --------   --------   ------------   --------
CenterPoint Energy Houston Electric, LLC           $ 83,532   $ 27,639      $5,167      $116,338
CenterPoint Energy Entex                             35,018      8,869       1,228        45,115
CenterPoint Energy Arkla                             13,406      5,356         451        19,213
CenterPoint Energy Minnegasco                        11,697      6,856         974        19,527
CenterPoint Energy Gas Transmission  Co.             11,322      4,617         673        16,612
Texas Genco, LP                                      10,568     15,711         465        26,744
CenterPoint Energy, Inc.                              4,735     27,456          19        32,210
CenterPoint Energy Gas Services, Inc.                 3,932      2,973          10         6,915
CenterPoint Energy Properties, Inc.                   3,040        342          21         3,403
CenterPoint Energy Resources Corp.                    1,190         --           1         1,191
Texas Genco Holdings, Inc.                              673         --          --           673
CenterPoint Energy Field Services, Inc.                 662      1,217           6         1,885
CenterPoint Energy Mississippi River Trans.             588          2          --           590
CenterPoint Energy Pipeline Services Inc.               436          2          --           438
CenterPoint Energy Alternative Fuels Inc.                25         --          --            25
CenterPoint Energy Power Systems, Inc.                    6         --          --             6
CenterPoint Energy Illinois Gas Transmission Co.          4         --          --             4
National Furnace Company                                  3         --          --             3
CenterPoint Energy Products, Inc.                         2         --          --             2
CenterPoint Energy Pine Pipeline Acquisit. Co.            2         --          --             2
CenterPoint Energy Funding Company                        2         --          --             2
Arkansas/Louisiana Finance Corp.                          2         --          --             2
                                                   --------   --------      ------      --------
Total                                              $180,845   $101,040      $9,015      $290,900
                                                   ========   ========      ======      ========

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING

                       NONASSOCIATE COMPANIES--ACCOUNT 458
                             (thousands of dollars)

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company.

                                DIRECT   INDIRECT   COMPENSATION    TOTAL
                                COSTS      COSTS     FOR USE OF    AMOUNT
NAME OF NONASSOCIATE COMPANY   CHARGED    CHARGED      CAPITAL     BILLED
----------------------------   -------   --------   ------------   ------
Reliant Resources               $4,431      $--         $403       $4,834
Texas Genco, LP                    726       --           15          741
Akin Gump                           10       --           --           10
Veolia Water North America           2       --           --            2
Trinity Water, Oil & Gas             1       --           --            1
Advantech Solutions                  1       --           --            1
                                ------      ---         ----       ------
Total                           $5,171      $--         $418       $5,589
                                ======      ===         ====       ======

Services provided to Reliant Resources:

     1.   Bill Printing

     2.   Bill Insert

     3.   Check Printing

     4.   Investor Services

     5.   Facility Management

     6.   Communication Services

     7.   Wellness Activity Center

Services provided to Texas Genco, LP (nonassociate company as of December 15,
2004)

     1.   Property & General Accounting

     2.   Cash Management

     3.   Compensation & Benefits

     4.   Accounts Payable

     5.   Mail Services

     6.   Records Management

     7.   Bank Reconciliation

     8.   Check Disbursements

     9.   Remittance Processing

     10.  Facility Management

     11.  Information Technology Services

Services provided to Akin Gump:

     1.   Wellness Activity Center

Services provided to Veolia Water North America, Trinity Water Oil & Gas, and Advantech Solutions:

     1.   Communication Services

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

          SCHEDULE XVI--ANALYSIS OF CHARGES FOR SERVICE--ASSOCIATE AND
                             NONASSOCIATE COMPANIES
                             (thousands of dollars)

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                                                  Nonassociate
                                                Associate Company Charges        Company Charges       Total Charges for Services
                                              ----------------------------  ------------------------  ----------------------------
                                               Direct   Indirect            Direct  Indirect           Direct   Indirect
Account  Description of Items                   Cost      Cost      Total    Cost     Cost     Total    Cost      Cost      Total
-------  --------------------                 --------  --------  --------  ------  --------  ------  --------  --------  --------
920      Salaries and wages                   $ 52,087  $ 35,505  $ 87,592  $2,615     $--    $2,615  $ 54,702  $ 35,505  $ 90,207
921      Office supplies and expenses           17,374     3,872    21,246     469      --       469    17,843     3,872    21,715
922      Administrative expenses transferred
         - credit                               (2,483)       --    (2,483)     --      --        --    (2,483)       --    (2,483)
923      Outside services employed              56,315    22,784    79,099     903      --       903    57,218    22,784    80,002
924      Property insurance                         16        13        29      --      --        --        16        13        29
925      Injuries and damages                    2,749     5,114     7,863      31      --        31     2,780     5,114     7,894
926      Employee pensions and benefits         17,629    26,201    43,830     311      --       311    17,940    26,201    44,141
928      Regulatory commission expenses             --        --        --      --      --        --        --        --        --
930.1    General advertising expenses            1,611       866     2,477       5      --         5     1,616       866     2,482
930.2    Miscellaneous general expenses          3,285     1,295     4,580       4      --         4     3,289     1,295     4,584
931      Rents                                  11,179     4,246    15,425     469      --       469    11,648     4,246    15,894
932      Maintenance of structures and
         equipment                                  19        16        35      --      --        --        19        16        35
935      Maintenance of general plant               --        --        --      --      --        --        --        --        --
403      Depreciation and amortization
         expense                                12,017       350    12,367     336      --       336    12,353       350    12,703
408      Other taxes-non-inc                     7,926       (36)    7,890       9      --         9     7,935       (36)    7,899
409      Income taxes                               --        --        --      --      --        --        --        --        --
410      Provision for deferred income taxes        --        --        --      --      --        --        --        --        --
411      Provision for deferred income taxes
         - credit                                   --        --        --      --      --        --        --        --        --
411.5    Investment tax credit                      --        --        --      --      --        --        --        --        --
426.1    Donations                                 285       770     1,055       1      --         1       286       770     1,056
426.5    Other deductions                          425        44       469      --      --        --       425        44       469
427      Interest on long-term debt                641        --       641      18      --        18       659        --       659
430      Interest on debt to associate
         companies                                  --        --        --      --      --        --        --        --        --
431      Other interest expense                     --        --        --      --      --        --        --        --        --
421      Miscellaneous income and loss            (230)       --      (230)     --      --        --      (230)       --      (230)
                                              --------  --------  --------  ------     ---    ------  --------  --------  --------
         Subtotal                             $180,845  $101,040  $281,885  $5,171     $--    $5,171  $186,016  $101,040  $287,056
                                              ========  ========  ========  ======     ===    ======  ========  ========  ========

         Compensation for use of capital         9,015        --     9,015     418      --       418     9,433        --     9,433
                                              --------  --------  --------  ------     ---    ------  --------  --------  --------
         Total                                $189,860  $101,040  $290,900  $5,589     $--    $5,589  $195,449  $101,040  $296,489
                                              ========  ========  ========  ======     ===    ======  ========  ========  ========

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                   Department or Service Function
                                                         -------------------------------------------------
Account   Description of Items                           Total Amount   Overhead   Executive Mgmt Services
-------   --------------------                           ------------   --------   -----------------------
920       Salaries and wages                               $ 90,207     $  (626)            $3,182
921       Office supplies and expenses                       21,715        (619)               628
922       Administrative expenses transferred - credit       (2,483)     (2,483)                --
923       Outside services employed                          80,002      11,170                406
924       Property insurance                                     29          --                 --
925       Injuries and damages                                7,894          64                 --
926       Employee pensions and benefits                     44,141      43,740                 --
928       Regulatory commission expenses                         --          --                 --
930.1     General advertising expenses                        2,482          --                 --
930.2     Miscellaneous general expenses                      4,584       1,296                 --
931       Rents                                              15,894         303                276
932       Maintenance of structures and equipment                35          --                 --
935       Maintenance of general plant                           --          --                 --
403       Depreciation and amortization expense              12,703          71                 --
408       Other taxes-non-inc                                 7,899       7,748                 --
409       Income taxes                                       (4,284)     (4,284)                --
410       Provision for deferred income taxes                 7,138       7,138                 --
411       Provision for deferred income taxes - credit           --          --                 --
411.5     Investment tax credit                                  --          --                 --
426.1     Donations                                           1,056          --                593
426.5     Other deductions                                      469          --                 --
427       Interest on long-term debt                            659          --                 --
430       Interest on debt to associate companies             1,719       1,719                 --
431       Other interest expense                                 --          --                 --
                                                           --------     -------             ------
          Total                                            $291,859     $65,237             $5,085
                                                           ========     =======             ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                            Department or Service Function
                                                         -----------------------------------
Account   Description of Items                           Aviation   Communications    Legal
-------   --------------------                           --------   --------------   -------
920       Salaries and wages                             $   218        $1,424       $ 5,981
921       Office supplies and expenses                        38         1,263           788
922       Administrative expenses transferred - credit        --            --            --
923       Outside services employed                          147           838        29,213
924       Property insurance                                  --            --            (1)
925       Injuries and damages                                35            --           (32)
926       Employee pensions and benefits                      --            --            --
928       Regulatory commission expenses                      --            --            --
930.1     General advertising expenses                        --         2,394            --
930.2     Miscellaneous general expenses                      --            40         1,112
931       Rents                                               11           421           591
932       Maintenance of structures and equipment             --            --            --
935       Maintenance of general plant                        --            --            --
403       Depreciation and amortization expense               --            30            42
408       Other taxes-non-inc                                 19            --            --
409       Income taxes                                        --            --            --
410       Provision for deferred income taxes                 --            --            --
411       Provision for deferred income taxes - credit        --            --            --
411.5     Investment tax credit                               --            --            --
426.1     Donations                                           --           121            21
426.5     Other deductions                                    --            --            --
427       Interest on long-term debt                          --            --            --
430       Interest on debt to associate companies             --            --            --
431       Other interest expense                              --            --            --
                                                         -------        ------       -------
          Total                                          $   468        $6,531       $37,715
                                                         =======        ======       =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                      Department or Service Function
                                                         --------------------------------------------------------
Account   Description of Items                           Government Affairs   Regulatory   Information Technology
-------   --------------------                           ------------------   ----------   ----------------------
920       Salaries and wages                                   $1,182           $ 3,677           $30,432
921       Office supplies and expenses                             33               574            14,995
922       Administrative expenses transferred                      --                --                --
923       Outside services employed                               553             9,810            16,268
924       Property insurance                                       --                --                --
925       Injuries and damages                                     --                --                --
926       Employee pensions and benefits                           --                --                (6)
928       Regulatory commission expenses                           --                --                --
930.1     General advertising expenses                             --                 9                --
930.2     Miscellaneous general expenses                           51               514                 1
931       Rents                                                    --               737             5,841
932       Maintenance of structures and equipment                  --                --                11
935       Maintenance of general plant                             --                --                --
403       Depreciation and amortization expense                    --                --            11,103
408       Other taxes-non-inc                                      --                --               140
409       Income taxes                                             --                --                --
410       Provision for deferred income taxes                      --                --                --
411       Provision for deferred income taxes - credit             --                --                --
411.5     Investment tax credit                                    --                --                --
426.1     Donations                                               131                 8                --
426.5     Other deductions                                        438                31                --
427       Interest on long-term debt                               --                --               659
430       Interest on debt to associate companies                  --                --                --
431       Other interest expense                                   --                --                --
                                                               ------           -------           -------
          Total                                                $2,388           $15,360           $79,444
                                                               ======           =======           =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                           Department or Service Function
                                                         ----------------------------------
Account   Description of Items                           Human Resources   Payroll    Audit
-------   --------------------                           ---------------   -------   ------
920       Salaries and wages                                 $ 9,211        $713     $1,169
921       Office supplies and expenses                           658          30        183
922       Administrative expenses transferred - credit            --          --         --
923       Outside services employed                            1,364           8         --
924       Property insurance                                      --          --         --
925       Injuries and damages                                    --          --         --
926       Employee pensions and benefits                         304          (7)         4
928       Regulatory commission expenses                          --          --         --
930.1     General advertising expenses                            20          --         --
930.2     Miscellaneous general expenses                          --          --         --
931       Rents                                                1,954           1         --
932       Maintenance of structures and equipment                  8          --         --
935       Maintenance of general plant                            --          --         --
403       Depreciation and amortization expense                   63          --         --
408       Other taxes-non-inc                                      8         (59)        --
409       Income taxes                                            --          --         --
410       Provision for deferred income taxes                     --          --         --
411       Provision for deferred income taxes - credit            --          --         --
411.5     Investment tax credit                                   --          --         --
426.1     Donations                                              119          --         --
426.5     Other deductions                                        --          --         --
427       Interest on long-term debt                              --          --         --
430       Interest on debt to associate companies                 --          --         --
431       Other interest expense                                  --          --         --
                                                             -------        ----     ------
          Total                                              $13,709        $686     $1,356
                                                             =======        ====     ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                          Department or Service Function
                                                         ---------------------------------------------------------------
                                                         Financial Accounting
Account   Description of Items                                & Reporting       Property Accounting   Revenue Accounting
-------   --------------------                           --------------------   -------------------   ------------------
920       Salaries and wages                                    $3,688                 $2,038               $4,564
921       Office supplies and expenses                             151                     44                   99
922       Administrative expenses transferred - credit              --                     --                   --
923       Outside services employed                                178                     45                    3
924       Property insurance                                        --                     --                   --
925       Injuries and damages                                      --                     --                   --
926       Employee pensions and benefits                             5                     10                   26
928       Regulatory commission expenses                            --                     --                   --
930.1     General advertising expenses                              --                     --                   --
930.2     Miscellaneous general expenses                            --                     --                   --
931       Rents                                                      5                      1                   24
932       Maintenance of structures and equipment                   --                     --                   --
935       Maintenance of general plant                              --                     --                   --
403       Depreciation and amortization expense                    362                     --                   --
408       Other taxes-non-inc                                       --                      5                   --
409       Income taxes                                              --                     --                   --
410       Provision for deferred income taxes                       --                     --                   --
411       Provision for deferred income taxes - credit              --                     --                   --
411.5     Investment tax credit                                     --                     --                   --
426.1     Donations                                                 --                     --                   --
426.5     Other deductions                                          --                     --                   --
427       Interest on long-term debt                                --                     --                   --
430       Interest on debt to associate companies                   --                     --                   --
431       Other interest expense                                    --                     --                   --
                                                                ------                 ------               ------
          Total                                                 $4,389                 $2,143               $4,716
                                                                ======                 ======               ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                  Department or Service Function
                                                         ------------------------------------------------
Account   Description of Items                             Tax    Investor Relations   Strategic Planning
-------   --------------------                           ------   ------------------   ------------------
920       Salaries and wages                             $1,998         $  394               $2,798
921       Office supplies and expenses                      305             --                  151
922       Administrative expenses transferred - credit       --             --                   --
923       Outside services employed                         743             37                  277
924       Property insurance                                 --             --                   --
925       Injuries and damages                               --             --                   --
926       Employee pensions and benefits                     --             --                   --
928       Regulatory commission expenses                     --             --                   --
930.1     General advertising expenses                       --             --                   --
930.2     Miscellaneous general expenses                      1            602                    9
931       Rents                                              --             --                   --
932       Maintenance of structures and equipment            --              1                    3
935       Maintenance of general plant                       --             --                   --
403       Depreciation and amortization expense               1             --                   13
408       Other taxes-non-inc                                 6             --                   --
409       Income taxes                                       --             --                   --
410       Provision for deferred income taxes                --             --                   --
411       Provision for deferred income taxes - credit       --             --                   --
411.5     Investment tax credit                              --             --                   --
426.1     Donations                                           1             --                    1
426.5     Other deductions                                   --             --                   --
427       Interest on long-term debt                         --             --                   --
430       Interest on debt to associate companies            --             --                   --
431       Other interest expense                             --             --                   --
                                                         ------         ------               ------
          Total                                          $3,055         $1,034               $3,252
                                                         ======         ======               ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                              Department or Service Function
                                                         ---------------------------------------
                                                         Finance &   Office Support
Account   Description of Items                            Treasury      Services      Purchasing
-------   --------------------                           ---------   --------------   ----------
920       Salaries and wages                              $ 7,407        $1,872         $2,895
921       Office supplies and expenses                      2,145            75            133
922       Administrative expenses transferred - credit         --            --             --
923       Outside services employed                         7,288           429            (52)
924       Property insurance                                   30            --             --
925       Injuries and damages                              7,827            --             --
926       Employee pensions and benefits                        3            --             --
928       Regulatory commission expenses                       --            --             --
930.1     General advertising expenses                         --             1             58
930.2     Miscellaneous general expenses                      941            --             17
931       Rents                                             3,019            52             --
932       Maintenance of structures and equipment              10            --             --
935       Maintenance of general plant                         --            --             --
403       Depreciation and amortization expense                49            --             --
408       Other taxes-non-inc                                  --            --              1
409       Income taxes                                         --            --             --
410       Provision for deferred income taxes                  --            --             --
411       Provision for deferred income taxes - credit         --            --             --
411.5     Investment tax credit                                --            --             --
426.1     Donations                                            30            --             31
426.5     Other deductions                                     --            --             --
427       Interest on long-term debt                           --            --             --
430       Interest on debt to associate companies              --            --             --
431       Other interest expense                               --            --             --
                                                          -------        ------         ------
          Total                                           $28,749        $2,429         $3,083
                                                          =======        ======         ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                        SCHEDULE XVII-SCHEDULE OF EXPENSE
                        BY DEPARTMENT OR SERVICE FUNCTION
                             (thousands of dollars)

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                    Department or Service Function
                                                         ---------------------------------------------------
                                                                                         Facility Management
Account   Description of Items                           Remittance   Shared Services   & Corporate Security
-------   --------------------                           ----------   ---------------   --------------------
920       Salaries and wages                               $1,652          $1,275              $3,063
921       Office supplies and expenses                         55            (148)                134
922       Administrative expenses transferred - credit         --              --                  --
923       Outside services employed                           434             388                 455
924       Property insurance                                   --              --                  --
925       Injuries and damages                                 --              --                  --
926       Employee pensions and benefits                       32               6                  24
928       Regulatory commission expenses                       --              --                  --
930.1     General advertising expenses                         --              --                  --
930.2     Miscellaneous general expenses                       --              --                  --
931       Rents                                               328           2,327                   3
932       Maintenance of structures and equipment              --              --                   2
935       Maintenance of general plant                         --              --                  --
403       Depreciation and amortization expense                --             964                   5
408       Other taxes-non-inc                                  10              --                  21
409       Income taxes                                         --              --                  --
410       Provision for deferred income taxes                  --              --                  --
411       Provision for deferred income taxes - credit         --              --                  --
411.5     Investment tax credit                                --              --                  --
426.1     Donations                                            --              --                  --
426.5     Other deductions                                     --              --                  --
427       Interest on long-term debt                           --              --                  --
430       Interest on debt to associate companies              --              --                  --
431       Other interest expense                               --              --                  --
                                                           ------          ------              ------
          Total                                            $2,511          $4,812              $3,707
                                                           ======          ======              ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                  DEPARTMENTAL ANALYSIS OF SALARIES-ACCOUNT 920
                             (thousands of dollars)

                                                                                                             Number of
                                                                                                             Personnel
Name of Department or Service Function   Total Amount   Parent Company   Other Associates   Nonassociates   End of Year
--------------------------------------   ------------   --------------   ----------------   -------------   -----------
Executive Management                       $ 3,182          $  668            $ 2,514           $   --           12
Aviation                                       218             204                 14               --            2
Communications                               1,424             107              1,314                3           17
Legal                                        5,981             138              5,842                1           43
Information Technology                      30,432              --             29,619              813          305
Government Affairs                           1,182              --              1,182               --            9
Regulatory                                   3,677              --              3,677               --           29
Facilities Management                        3,063               6              3,036               21           33
Office Support Services                      1,872               4              1,091              777           34
Purchasing & Logistics                       2,895               6              2,889               --           43
Remittance Processing                        1,652               3                757              892           24
General Shared Services                      1,275               3              1,220               52           19
Payroll                                        713               3                710               --           12
Human Resources                              9,211              37              9,146               28           84
Audit                                        1,169              42              1,127               --           14
Stategic Planning                            2,798             101              2,697               --           22
Investor Relations                             394              14                380               --            3
Financial Accounting & Reporting             3,688             133              3,555               --           37
Property Accounting                          2,038              73              1,965               --           21
Revenue Accounting                           4,564             164              4,400               --           77
Tax                                          1,998              72              1,926               --           20
Finance & Treasury                           7,407             267              7,111               29           74
Overhead                                      (626)           (626)                --               --            0
                                           -------          ------            -------           ------          ---
Total                                      $90,207          $1,419            $86,172           $2,616          934
                                           =======          ======            =======           ======          ===

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICES EMPLOYED-ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                             RELATIONSHIP
                                                             A=Associate
        FROM WHOM PURCHASED           SERVICES PROVIDED   NA = NonAssociate    AMOUNT
        -------------------           -----------------   -----------------   -------
Akin Gump Strauss Hauer                 Legal Services            NA          $   241
Andrews & Kurth LLP                     Legal Services            NA               87
Arcadis G&M, Inc                        Legal Services            NA               40
Ashbycrinion LLP                        Legal Services            NA              116
Baker Botts LLP                         Legal Services            NA           16,429
Barnes & Turner                         Legal Services            NA               75
Beckham & Tillman                       Legal Services            NA               49
Blanchard, Walker, O'Quin & Roberts     Legal Services            NA              548
Booth Ahrens & Werkethin, P.C.          Legal Services            NA               82
Bowne Of Dallas                         Legal Services            NA              231
Bracewell & Patterson, L.L.P.           Legal Services            NA              660
Brunini, Grantham,Grower & Hewes        Legal Services            NA              196
Burgess, Burgess, Burgess               Legal Services            NA              104
Calvert & Associates                    Legal Services            NA               38
Cannon & Simmons                        Legal Services            NA               26
Clark Thomas & Winters PC               Legal Services            NA              740
Continental Court Reporters             Legal Services            NA               33
Crain, Caton & James                    Legal Services            NA              228
Cross Gunter Witherspoon & Galchus      Legal Services            NA               99
Day Berry & Howard LLP                  Legal Services            NA               62
Dewey Ballentine                        Legal Services            NA              300
Dispute Resolution Management Inc       Legal Services            NA               62
Edwards & George LLP                    Legal Services            NA              179
Fulbright & Jaworski, LLP               Legal Services            NA              190
Gibbs & Bruns L.L.P.                    Legal Services            NA               39
Graves, Dougherty, Hearon & Moody       Legal Services            NA            2,110
Hall Estill Hardwick Gable Golden       Legal Services            NA              202
Haynes And Boone, LLP                   Legal Services            NA               70
Holland & Hart LLP                      Legal Services            NA              113
Hunton & Williams LLP                   Legal Services            NA               57
Jack R. Newman                          Legal Services            NA               25
Jackson, Sjoberg, McCarthy              Legal Services            NA              495
Jones Day                               Legal Services            NA            1,715
Landry, Watkins, Repaske & Breaux       Legal Services            NA               30
Lemle & Kelleher, L.L.P.                Legal Services            NA              564
Lloyd, Gosselink, Blevins, Rochelle     Legal Services            NA               59

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICES EMPLOYED-ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                       RELATIONSHIP
                                                                       A=Associate
        FROM WHOM PURCHASED         SERVICES PROVIDED               NA = NonAssociate    AMOUNT
        -------------------         -----------------               -----------------   -------
Locke Liddell & Sapp LLP            Legal Services                          NA              131
Mactec Engineering                  Legal Services                          NA               32
Mills,Shirley,Eckel & Bassett       Legal Services                          NA               50
Morgan, Lewis & Bockius, LLP        Legal Services                          NA               52
Ogletree Deakins Nash Smoak         Legal Services                          NA               33
Oppel, Goldberg, & Saenz PLLC       Legal Services                          NA              108
Pendulum Energy                     Legal Services                          NA               97
Phelps Dunbar LLP                   Legal Services                          NA               92
Platt, Sparks & Associates          Legal Services                          NA              195
Porter & Hedges LLP                 Legal Services                          NA              481
Public Strategies Inc               Legal Services                          NA              139
Robert A Webb                       Legal Services                          NA              290
Royston Rayzor Vickery              Legal Services                          NA               27
RR Donnelley Receivables, Inc       Legal Services                          NA               89
Russell R Johnson III               Legal Services                          NA               43
Schiff Hardin LLP                   Legal Services                          NA               33
Southern International Inc          Legal Services                          NA               74
The Beatty Law Firm PC              Legal Services                          NA              121
Thelen, Reid & Priest LLP           Legal Services                          NA              139
Yetter & Warden                     Legal Services                          NA              259
Various (87)                        Legal Services                          NA              485
                                                                                        -------
                                                                        Subtotal:       $29,264
                                                                                        =======

8760 Inc                            Hardware/Software Maintenance           NA          $    27
8E6 Technologies                    Hardware/Software Maintenance           NA               87
Accudata Systems Inc                Hardware/Software Maintenance           NA              190
Anacomp MultiProdux Division        Hardware/Software Maintenance           NA               48
Aspect Communications Inc.          Hardware/Software Maintenance           NA              126
Bentley Systems, Inc.               Hardware/Software Maintenance           NA               70
Business Objects                    Hardware/Software Maintenance           NA               64
Candle Corporation                  Hardware/Software Maintenance           NA              114
Commerce One                        Hardware/Software Maintenance           NA               41
Computer Associates International   Hardware/Software Maintenance           NA               70
Compuware Corporation               Hardware/Software Maintenance           NA               70
D&T CorpTax                         Hardware/Software Maintenance           NA               46
DBA Software                        Hardware/Software Maintenance           NA               25
Diversified Software Systems        Hardware/Software Maintenance           NA               44
Embarcadero Technologies Inc        Hardware/Software Maintenance           NA               34
Filenet Corporation                 Hardware/Software Maintenance           NA               83

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICES EMPLOYED-ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                    RELATIONSHIP
                                                                     A=Associate
      FROM WHOM PURCHASED               SERVICES PROVIDED         NA = NonAssociate    AMOUNT
      -------------------               -----------------         -----------------   -------
Fujitsu Network Communications    Hardware/Software Maintenance          NA               163
Future Com Corporation            Hardware/Software Maintenance          NA                76
Hewlett-Packard Company           Hardware/Software Maintenance          NA                29
IBM Corporation                   Hardware/Software Maintenance          NA             5,922
Informatica Corp                  Hardware/Software Maintenance          NA                50
Isogon Corporation                Hardware/Software Maintenance          NA                26
Itron Inc                         Hardware/Software Maintenance          NA                37
Levi Ray & Shoup Inc              Hardware/Software Maintenance          NA                45
Lodestar Corporation              Hardware/Software Maintenance          NA               629
Maverick IT                       Hardware/Software Maintenance          NA               292
Mercury Interactive Corporation   Hardware/Software Maintenance          NA                67
Microsoft Licensing, GP           Hardware/Software Maintenance          NA               135
Mitem Corporation                 Hardware/Software Maintenance          NA                51
Mitratech Holdings Inc            Hardware/Software Maintenance          NA                32
Mobile Data Solutions Inc         Hardware/Software Maintenance          NA               459
Napersoft Inc                     Hardware/Software Maintenance          NA                56
Native Networks                   Hardware/Software Maintenance          NA                76
Netegrity Inc                     Hardware/Software Maintenance          NA                25
Oce' Printing Systems USA, Inc    Hardware/Software Maintenance          NA               156
Optura Inc                        Hardware/Software Maintenance          NA               213
Oracle Corporation                Hardware/Software Maintenance          NA               342
Peregrine Systems, Inc            Hardware/Software Maintenance          NA               132
Pitney Bowes - Docsense           Hardware/Software Maintenance          NA                39
Powertax                          Hardware/Software Maintenance          NA                38
SAP America Inc                   Hardware/Software Maintenance          NA             1,350
SAS Institute Inc                 Hardware/Software Maintenance          NA               131
See Beyond                        Hardware/Software Maintenance          NA               251
Software House International      Hardware/Software Maintenance          NA               267
Spirent Communications            Hardware/Software Maintenance          NA                38
SPL Worldgroup Inc                Hardware/Software Maintenance          NA               252
Sun Microsystems Inc              Hardware/Software Maintenance          NA               140
Sungard Energy Systems Inc        Hardware/Software Maintenance          NA               597
Velosant LP                       Hardware/Software Maintenance          NA                26
VYSYS Inc                         Hardware/Software Maintenance          NA                55
Various (64)                      Hardware/Software Maintenance          NA               349
                                                                                      -------
                                                                      Subtotal:       $13,685
                                                                                      =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICES EMPLOYED-ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                                RELATIONSHIP
                                                                                 A=Associate
             FROM WHOM PURCHASED                     SERVICES PROVIDED        NA = NonAssociate    AMOUNT
             -------------------                     -----------------        -----------------   -------
A-Rocket Moving & Storage Inc                   Consulting/Outside Services          NA           $   104
Accenture LLP                                   Consulting/Outside Services          NA             1,095
ADP Investor Communication Services             Consulting/Outside Services          NA               104
Alliance Strategy Business                      Consulting/Outside Services          NA               400
Art Of Facts                                    Consulting/Outside Services          NA               127
Automatic Data Processing Inc                   Consulting/Outside Services          NA                68
Barrington-Wellesley Group Inc                  Consulting/Outside Services          NA               115
Beckham & Tillman Communications                Consulting/Outside Services          NA                81
Bell & Howell Mail And Messaging                Consulting/Outside Services          NA               255
Brinks Inc                                      Consulting/Outside Services          NA                32
Bruner & Associates                             Consulting/Outside Services          NA                49
Business Consulting Group Of Alvarez & Marsal   Consulting/Outside Services          NA               100
C M White & Company LLC                         Consulting/Outside Services          NA                67
C.W. Henderson Electric, Inc.                   Consulting/Outside Services          NA                53
Cambridge Energy Research                       Consulting/Outside Services          NA                56
Career Management International                 Consulting/Outside Services          NA                28
Carter & Burgess, Inc.                          Consulting/Outside Services          NA                90
Charles Rivers & Associates                     Consulting/Outside Services          NA                52
Chas P. Young Co                                Consulting/Outside Services          NA                58
Citigroup                                       Consulting/Outside Services          NA            10,248
Commercial Audio Video Inc                      Consulting/Outside Services          NA                34
Commercial Furniture Service                    Consulting/Outside Services          NA                32
Computer Financial Consultants                  Consulting/Outside Services          NA               173
Confluential Consulting                         Consulting/Outside Services          NA                42
Continuous & Specialty Product                  Consulting/Outside Services          NA                73
Corporate Express                               Consulting/Outside Services          NA                70
Coyle Kelly                                     Consulting/Outside Services          NA                70
Csar Inc                                        Consulting/Outside Services          NA                25
CSC Financial Services Group                    Consulting/Outside Services          NA                32
CT Corporation                                  Consulting/Outside Services          NA                43
Deloitte & Touche                               Consulting/Outside Services          NA             5,005
Disaster Recovery Services, Inc                 Consulting/Outside Services          NA                63
Don McFarlin                                    Consulting/Outside Services          NA                75
Employers Unity, Inc                            Consulting/Outside Services          NA                60
Energy Advisory Group Inc                       Consulting/Outside Services          NA               121
Ernst & Young LLP                               Consulting/Outside Services          NA               237
Financo Inc                                     Consulting/Outside Services          NA                39
Frontier Associates LLC                         Consulting/Outside Services          NA                85
Garrison Solutions Inc                          Consulting/Outside Services          NA                75
Gartner Group                                   Consulting/Outside Services          NA               252
Geosolutions LLC                                Consulting/Outside Services          NA               105
Gerald W. Tucker                                Consulting/Outside Services          NA                51

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICES EMPLOYED-ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                      RELATIONSHIP
                                                                       A=Associate
        FROM WHOM PURCHASED                SERVICES PROVIDED        NA = NonAssociate    AMOUNT
        -------------------                -----------------        -----------------   -------
Graves, Dougherty, Hearon & Moody     Consulting/Outside Services          NA              611
Grover Printing                       Consulting/Outside Services          NA               73
H Shoup & Associates Inc              Consulting/Outside Services          NA               42
Harper And Pearson Company            Consulting/Outside Services          NA              321
Hay Group, Inc                        Consulting/Outside Services          NA               25
Hewitt Associates LLC                 Consulting/Outside Services          NA              719
Honeywell                             Consulting/Outside Services          NA               53
Huron Consulting Group LLC            Consulting/Outside Services          NA               42
IBM Corporation                       Consulting/Outside Services          NA              640
Insight Management Partners Inc       Consulting/Outside Services          NA               57
Interaction Associates                Consulting/Outside Services          NA               61
Iron Mountain                         Consulting/Outside Services          NA              195
IT Solutions Inc                      Consulting/Outside Services          NA               53
J & B Software Systems Inc            Consulting/Outside Services          NA               55
J.E. "Buster" Brown                   Consulting/Outside Services          NA               84
Jack Roberts                          Consulting/Outside Services          NA               69
Jackson And Company                   Consulting/Outside Services          NA               27
John T. Jakubik & Associates          Consulting/Outside Services          NA              141
JP Morgan Chase Bank                  Consulting/Outside Services          NA            6,071
Ka-Tex Constructors, Inc              Consulting/Outside Services          NA              132
Kennedy Reporting Service Inc         Consulting/Outside Services          NA               44
Kenneth C. Kern & Associates          Consulting/Outside Services          NA               80
Kenneth E Jones                       Consulting/Outside Services          NA               27
Lloyd, Gosselink, Blevins, Rochelle   Consulting/Outside Services          NA              270
Love Envelopes Inc                    Consulting/Outside Services          NA               57
Magee & Magee LLP                     Consulting/Outside Services          NA              249
Mail-Gard                             Consulting/Outside Services          NA               34
Marriott International                Consulting/Outside Services          NA               40
MBIA Insurance Corp                   Consulting/Outside Services          NA               68
Mellon Investor Services LLC          Consulting/Outside Services          NA               32
Mercer Human Resource Consulting      Consulting/Outside Services          NA               58
Michael D. Thompson                   Consulting/Outside Services          NA               32
Mignon McGarry                        Consulting/Outside Services          NA               73
Million Air-Houston                   Consulting/Outside Services          NA               38
Opex Corporation                      Consulting/Outside Services          NA               38
Origin Design                         Consulting/Outside Services          NA              174
PA Consulting Services Inc            Consulting/Outside Services          NA              115
PC Helps                              Consulting/Outside Services          NA               99
Pearl Meyer & Partners                Consulting/Outside Services          NA               96
Pioneer Contract Services Inc         Consulting/Outside Services          NA               56
Pitney Bowes                          Consulting/Outside Services          NA              154

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICES EMPLOYED-ACCOUNT 923
                             (thousands of dollars)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $25,000, only the aggregate number and amount of all such payments included within the subaccounts need be shown. Provide a subtotal for each type of service.

                                                                   RELATIONSHIP
                                                                    A=Associate
       FROM WHOM PURCHASED              SERVICES PROVIDED        NA = NonAssociate    AMOUNT
       -------------------              -----------------        -----------------   -------
PM Realty Group LP                 Consulting/Outside Services          NA               134
Preng & Associates                 Consulting/Outside Services          NA               155
Pricewaterhouse Cooper LLP         Consulting/Outside Services          NA               141
Printing Arts Of Houston           Consulting/Outside Services          NA                64
PSI Group                          Consulting/Outside Services          NA                96
Public Strategies Inc.             Consulting/Outside Services          NA               192
Rag Printing Inc.                  Consulting/Outside Services          NA                87
Reliant Energy, Inc.               Consulting/Outside Services          NA               238
Resumix, Inc.                      Consulting/Outside Services          NA                26
RHR International Company          Consulting/Outside Services          NA                60
S J Bashen Inc                     Consulting/Outside Services          NA                42
SAP America Inc                    Consulting/Outside Services          NA               446
Sargent & Lundy LLC                Consulting/Outside Services          NA                42
Skillsoft                          Consulting/Outside Services          NA               132
Stacey Hopwood Manela              Consulting/Outside Services          NA                35
Standard & Poor's                  Consulting/Outside Services          NA                55
Sungard CCS                        Consulting/Outside Services          NA               255
Sungard Recovery Services LP       Consulting/Outside Services          NA               571
Survcon Inc.                       Consulting/Outside Services          NA               121
Synapse Energy Economics Inc       Consulting/Outside Services          NA                92
TCS Consultants Inc                Consulting/Outside Services          NA                45
Tech Systems Inc                   Consulting/Outside Services          NA               193
Texasadmin.com                     Consulting/Outside Services          NA                43
The Bank Of New York               Consulting/Outside Services          NA                39
The Brattle Group                  Consulting/Outside Services          NA               508
The Depository Trust Co            Consulting/Outside Services          NA                48
The Hudson Forum, Inc.             Consulting/Outside Services          NA               217
The Ofis By Powell                 Consulting/Outside Services          NA                43
The Sibley Group                   Consulting/Outside Services          NA               121
Thomson Financial Corporate        Consulting/Outside Services          NA                32
Tucker & Tucker Consultants Inc    Consulting/Outside Services          NA                44
Unisource                          Consulting/Outside Services          NA               150
Unisys Corporation                 Consulting/Outside Services          NA               248
Veterans Print Management          Consulting/Outside Services          NA                76
Walker F Nolan                     Consulting/Outside Services          NA                50
Westex Security Services           Consulting/Outside Services          NA               187
Willamette Management Associates   Consulting/Outside Services          NA                33
Xerox Corporation                  Consulting/Outside Services          NA                38
Various (490)                      Consulting/Outside Services          NA               705
                                                                                     -------
                                                                     Subtotal:       $37,053
                                                                                     =======

                                                                                     -------
                                                                      Total:         $80,002
                                                                                     =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                   EMPLOYEE PENSION AND BENEFITS--ACCOUNT 926
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

           DESCRIPTION              AMOUNT
           -----------             -------
Pension                            $15,810
Medical                              7,006
Deferred Compensation                6,585
Savings                              5,549
Long-term Incentive Compensation     4,679
Post Retirement Benefits             4,194
Post Employment Benefits               194
Other                                  124
                                   -------
Total                              $44,141
                                   =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                    GENERAL ADVERTISING EXPENSE-ACCOUNT 930.1
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION           NAME OF PAYEE           AMOUNT
-----------           -------------           ------
Advertising   Fogarty Klein Monroe            $1,761
Advertising   KHOU-TV                            150
Advertising   Chas P. Young Co                   108
Advertising   Printing Arts of Houston            98
Advertising   Radio One of Texas, LP              67
Advertising   Make Believe                        52
Advertising   Network Interstate LLC              44
Advertising   Rag Printing Inc.                   39
Advertising   HotJobs.com                         17
Advertising   Corporate Express                   14
Advertising   Houston Photo Imaging               13
Advertising   Lopez Negrete                       12
Advertising   Houston Defender Newspaper          10
Advertising   Lindsey Advertising                  9
Advertising   Houston Apartment Association        9
Advertising   African American News                8
Advertising   Greater Houston Restaurant           8
Advertising   Houston Chronicle                    7
Advertising   National Yellow Pages Direct         6
Advertising   Moore Syndication Inc                5
Advertising   CNA Advertising                      4
Advertising   Houston Sign Company Inc             4
Advertising   Freeman                              3
Advertising   Paramont Printing                    3
Advertising   Various  (41)                       31
                                              ------
              Total                           $2,482
                                              ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                  MISCELLANEOUS GENERAL EXPENSES--ACCOUNT 930.2
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

         DESCRIPTION           AMOUNT
         -----------           ------
Directors Fees & Expenses      $2,361
Shareholder Related Expenses    1,580
Membership Dues                   625
Filing Fees                        18
                               ------
Total                          $4,584
                               ======

                               RENTS--ACCOUNT 931
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

    DESCRIPTION        AMOUNT
    -----------       -------
Rent - Office Space   $16,088
Rent - Equipment          165
Rent - PCs                 96
Rent - Other             (455)
                      -------
Total                 $15,894
                      =======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                    TAXES OTHER THAN INCOME TAXES-ACCOUNT 408
                             (thousands of dollars)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Taxes Other Than Income Taxes - Account 408

              Kind of Tax                Amount
              -----------                ------
Taxes Other Than U.S Government Taxes:
   Sales and Use Tax                     $  161
   Miscellaneous - Severance Taxes          (71)
   Property Taxes                           828
   State Franchise Taxes                    718
                                         ------
      Total                              $1,636
                                         ======
U.S. Government Taxes:
   Unemployment Taxes                    $  407
   Social Security Taxes                  5,856
                                         ------
      Total                              $6,263
                                         ======
      Total                              $7,899
                                         ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                            DONATIONS--ACCOUNT 426.1
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

           NAME OF RECIPIENT                    PURPOSE OF DONATION         AMOUNT
           -----------------                    -------------------         ------
United Way of the Texas Gulf Coast       Contribution - United Way          $  470
International Sports Properties Inc.     Contribution - Community               40
Wings Over Houston                       Contribution - Community               25
Casa de Esperanza                        Contribution - Community               20
Laredo Hockey Holdings LP                Contribution - Community               20
Houston Hispanic Chamber of Commerce     Contribution - Community               15
Central Houston, Inc.                    Contribution - Community               15
Inroads Inc.                             Contribution - Community               12
Ronald McDonald House                    Contribution - Community               10
Community Partners                       Contribution - Community               10
Texas Public Policy Foundation           Contribution - Community               10
Texas Association of MBE's               Contribution - Community                8
The Empowerment Project - Houston        Contribution - Community                6
Texas Association Against Sexual Abuse   Contribution - Community                5
State Government Leadership              Contribution - Community                5
AWTY International                       Contribution - Community                5
Executive Service Co.                    Contribution - Community                5
Senate Hispanic Research Council         Contribution - Community                5
Greater Houston Partnership              Contribution - Community                5
Citizens To Keep Houston Strong          Contribution - Community                5
Inroads/Houston, Inc                     Contribution - Community                5
Houston Grand Opera                      Contribution - Community                5
The Barbara Bush Foundation              Contribution - Community                5
Center for Legislative Energy            Contribution - Community                5
Texas Public Policy Foundation           Contribution - Community                5
Envirostudy Int'l Inc.                   Contribution - Community                5
The Wings Program                        Contribution - Community                4
FWCP Inc.                                Contribution - Community                3
Catholic Charities                       Contribution - Community                3
JINSA                                    Contribution - Community                3
Goodwill Industries of Houston           Contribution - Community                3
Texas Association of Appraisal           Contribution - Community                1
Kelly School of Business                 Contribution - Education               15
McCombs School of Business               Contribution - Education               12
Communities In Schools                   Contribution - Education               10
Jesse H Jones School                     Contribution - Education                5
University of Houston Downtown           Contribution - Education                4
Indiana University Foundation            Contribution - Education                3
University of Houston - Law              Contribution - Education                3
The Cancer League, Inc.                  Contribution - Health                   5
Prevent Blindness Texas                  Contribution - Health                   5
Collaborative for Children               Contribution - Youth Development       20
Junior Achievement                       Contribution - Youth Development       25
Caring for Children                      Contribution - Youth Development        3
Other                                                                          203
                                                                            ------
                                                                            $1,056
                                                                            ======

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                         OTHER DEDUCTIONS--ACCOUNT 426.5
                             (thousands of dollars)

INSTRUCTIONS: Provide a listing of the amount include in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

  Descriptions    Name of Payee   Amount
---------------   -------------   ------
State Relations   Various          $437
Local Relations   Various            32
                                   ----
   Total                           $469
                                   ====

                   ANNUAL REPORT OF XCEL ENERGY SERVICES, INC.

                      For the Year Ended December 31, 2004

                  SCHEDULE XVIII--NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes related to financial statements shown elsewhere in this report may be indicated here by reference.

Also see Notes to Financial Statements on pages 17-22 for additional Notes to Statement of Income.

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2004

                       ORGANIZATION CHART (SUMMARY LEVEL)

              Organization Chart                                   Service Function
---------------------------------------------   -----------------------------------------------------
President & Chief Executive Officer             Executive Management Services
   Aviation                                     Aviation
   Sr VP-Process Improvement                    Process Optimization
   Sr VP & Gas Group President                  Executive Management Services - Gas Companies
   VP - Information Technology                  Information Technology
   Chief Financial Officer                      Executive Management Services - Financial
      Vice President - Audit                    Audit Services
      VP - Strategic Planning                   Strategic Planning, Benchmarking, Financial Planning,
                                                Bus Development
      Investor Relations                        Investor Relations
      Chief Risk Officer                        Risk Control, Commercial Credit, Contract
                                                Administration
      Vice President & Treasurer                Treasury
         Treasury                               Treasury & Cash Management
         Investor Services                      Investor Services
         Risk Management                        Risk Management, Insurance
      Sr VP & Chief Acctg Officer               Finance & Accounting
         Vice President & Controller            Financial Acctg & Reporting, Property Acctg, Revenue
                                                Acctg
         Vice President - Tax                   Local, State, Federal, Property Tax
         Accounting Systems                     Financial Accounting Systems & Processes
         Business Services                      Business Services
   Sr VP - Shared Svcs & Human Resources        Executive Management Services - Shared Svcs & Human
                                                Resources
      Human Resources                           Human Resources
      Compensation & Benefits                   Compensation & Benefits
         Payroll                                Payroll
      Vice President - Shared Svcs              Exec Mgmt Services - Purch, Facility Mgmt, Corp Sec,
                                                Office Sup
         Purchasing & Logistics                 Purchasing & Logistics
            Accounts Payable                    Accounts Payable
         Facility Management                    Real Estate & Facility Management
         Corporate Security                     Corporate Security
         Office Support Services                Remittance, Disbursements, Graphics, Mail, Record
                                                Retention
   Exec VP - General Counsel & Corp Secretary   Executive Mgmt Services - Legal, Regulatory,
                                                Gov't Affairs, Comm
         VP & Deputy General Counsel            Legal, Claims
         VP - Corporate Compliance              Corp Ethics & Compliance, Employment Litigation
         VP - Government Relations              State & Local Relations
         VP - Regulatory                        Regulatory Policy & Relations
         VP - Corporate Communications          Communications

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                              METHODS OF ALLOCATION

Operating Expense Ratio - based on operating expense minus fuel and purchased power. This ratio will be determined annually based on annual plan operating expense and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on actual operating expense.

Asset Ratio - based on the total assets minus investments in subsidiaries and goodwill. This ratio will be determined annually based on annual plan assets and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on twelve month average of actual assets.

Cash Flow Ratio - based on operating expense including fuel, purchase power and capital expenditures, less depreciation expense. This ratio will be determined annually based on annual plan cash flow and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on actual cash flow.

Head Count Ratio w/ retirees - based on active and retiree headcount. This ratio will be determined annually based on annual plan head count and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on actual head count.

Head Count Ratio w/o retirees - based on active headcount. This ratio will be determined annually based on annual plan head count and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on actual head count.

Direct Labor Ratio - based on billable hours. This ratio will be determined annually or monthly based billable hours and may be used to allocate, for example, certain support services on the same basis as actual legal services are billed. This ratio will be determined annually based on annual plan billable hours and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on actual billable hours.

Client Unit Usage Ratio - based on the actual unit/usage that is utilized by the applicable Recipients. This factor will be determined annually based on units/usage utilized at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes and will be trued-up at the end of the fiscal year based on actual units/usage utilized.

Square Footage Ratio -based on actual square footage used by the applicable Recipients. This factor will be determined annually based on square footage utilized at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes and will be trued-up at the end of the fiscal year based on actual square footage utilized.

Composite Ratio - The Service Company utilizes a three-factor allocation formula to allocate corporate governance costs among the business units. That factor utilizes assets (weighted at 40%), gross margin (weighted at 40%) and head count (weighted at 20%). CenterPoint's revenues shall be deemed to include any dividends received from subsidiary companies; CenterPoint's assets shall be deemed to include investments in subsidiary companies and persons who are corporate officers of CenterPoint shall be deemed to be employees of CenterPoint. This ratio will be determined annually based on annual plan gross margin, employees, and assets, and will be adjusted for any known and reasonably quantifiable events and will be trued-up at the end of the fiscal year based on actual gross margin, employees and assets.

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                     For the Period Ended December 31, 2004

     The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2004:

     In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, CenterPoint Energy Service Company, LLC (CESC) submits the following information on the billing of interest on borrowed funds to associated companies for the year 2004:

     A. Amount of interest billed to associate companies is contained on page 24, Analysis of Billing.

     B. The Service Company interest rate is based on the weighted average pre-tax cost of capital. Service Company's assets are assigned to specific services. Interest is billed to the associate companies through a bundled service rate.

            ANNUAL REPORT OF CENTERPOINT ENERGY SERVICE COMPANY, LLC

                                SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                        CENTERPOINT ENERGY SERVICE COMPANY, LLC
                                        (Name of Reporting Company)


                                        By: /s/ Walter L. Fitzgerald
                                            ------------------------------------
                                        (Signature of Signing Officer)

                                        Walter L. Fitzgerald, Vice President
                                        and Controller
                                        (Printed Name and Title of Signing
                                        Officer)

Date: May 13, 2005